Exhibit 1

Media Relations Mariana Jaramillo	Investor Relations Pablo Gutiérrez
+57 (1) 603-9134 mariana.jaramillo@cemex.com	+57 (1) 603-9051 pabloantonio.gutierrez@cemex.com

CEMEX LATAM HOLDINGS REPORTS

THIRD QUARTER 2018 RESULTS

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Free cash flow during the quarter reached US$17 million, 3% higher on a year-over-year basis. Additionally, we received about US$31 million during the third quarter related to the gross proceeds from the sale of our cement-distribution business in Manaus, Brazil.

•	Our net debt declined US$71 million during the first-nine months of the year, reaching US$811 million.

BOGOTA, COLOMBIA. OCTOBER 25, 2018 – CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH), announced today that consolidated net sales reached US$277 million during the third quarter of 2018, a decline of 8% compared to those of the same period of 2017. Operating EBITDA reached US$60 million during the third quarter, 17% lower on a year-over-year basis.

During the third quarter of 2018, our consolidated domestic gray cement, ready-mix and aggregates volumes decreased by 7%, 9% and 8%, respectively, compared to those in the third quarter of 2017. Our consolidated prices in US-dollar terms for domestic gray cement increased by 2%, while for ready-mix and aggregates decreased by 3% and 2%, respectively, during the quarter on a year over year basis.

Jaime Muguiro, CEO of CLH, said, “Our results during the quarter were mainly affected by a weak demand environment in Panama and Nicaragua. In the case of Panama, industry demand continued decreasing by double digits after the strike on a year-over-year basis, while in Nicaragua demand maintained the low levels observed during the second quarter.

On the other hand, we are encouraged by our results in Colombia with double-digit EBITDA growth and with a 3.5-percentage-point margin expansion. Although it is still early to confirm an inflection point in the country’s cement demand, we are glad to observe cement demand stabilization on a year-over-year basis, and an acceleration on a sequential basis, during the quarter”

Jaime Muguiro added, “We are very pleased with our free cash flow generation and with the successful closure of the divestment of our business in Manaus, Brazil. Free cash flow plus proceeds from this divestment were mainly used to reduce debt during the quarter. Net debt decreased by 45 million dollars in this period, reaching 811 million, and the net-debt-to-EBITDA ratio dropped to 3.1 times, despite the lower EBITDA.”

Consolidated Corporate Results

During the third quarter, controlling interest net income was US$20 million, compared to US$28 million in the same quarter of 2017.

Geographical Markets Third Quarter 2018 Highlights

Operating EBITDA in Colombia reached US$26 million, 16% higher compared to that of the third quarter of 2017. Net sales declined 5% to US$134 million during this period.

In Panama, operating EBITDA decreased by 44% to US$16 million during the quarter. Net sales reached US$58 million in the third quarter of 2018, a decline of 18% compared to those of the same period of 2017.

In Costa Rica, operating EBITDA reached US$11 million during the quarter, US$2 million lower on a year-over-year basis. Net sales reached US$33 million, a decline of 11% compared to those of the third quarter of 2017.

In the Rest of CLH operating EBITDA declined by 21% to US$16 million during the quarter. Net sales reached US$56 million in the third quarter of 2018, 2% lower than those of the same period of 2017.

In accordance with its vision, CLH will continue constantly evolving to become more flexible in our operations, more creative in our commercial offerings, more sustainable in our use of resources, more innovative in conducting our business, and more efficient in our capital allocation. CLH is a regional leader in the building solutions industry that provides high-quality products and reliable services to customers and communities in Colombia, Panama, Costa Rica, Nicaragua, El Salvador, and Guatemala.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CLH to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CLH does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CLH assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating earnings before other expenses, net plus depreciation and operating amortization. Free Cash Flow is defined as operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). All of the above items are prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CLH believes that they are widely accepted as financial indicators of CLH’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CLH’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

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